IMC Announces Results of its Annual General and Special Meeting of Shareholders

Toronto, Canada, Glil Yam, Israel, August 3, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to announce the voting results from its annual general and special meeting of shareholders held on Wednesday July 28, 2021 (the "Meeting").

A total of 37,108,584 common shares of the Company were voted at the Meeting, representing 65.03% of the Company's issued and outstanding common shares as of the date of the Meeting. Shareholders voted to approve all matters brought before the Meeting including fixing the number of directors, the election of all director nominees, the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as auditors for the ensuing year and the Company's stock option plan.

Detailed results of the votes on the election of directors are as follows:

Director Nominee	Votes For	%	Votes Withheld	%
Oren Shuster	26,398,764	96.19	1,045,449	3.81
Marc Lustig	26,398,755	96.19	1,045,458	3.81
Vivian Bercovici	27,440,895	99.99	3,318	0.01
Haleli Barath	27,441,054	99.99	3,159	0.01
Brian Schinderle	27,440,784	99.99	3,429	0.01

For further detailed voting results on the Meeting, please refer to the Company's Report of Voting Results filed on SEDAR at www.sedar.com.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH, a German-based subsidiary and EU-GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and WAGNERS brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. IMC also operates MYM Nutraceuticals Inc. and its licensed producer subsidiary, Highland Grow Inc.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com